INTREPID TECHNOLOGY & RESOURCES, INC.
                          501 West Broadway, Suite 200
                            Idaho Falls, Idaho 83402
                                 (208) 529-5337




                                 April 29, 2005



Securities and Exchange Commission               VIA FACSIMILE AND EDGAR
450 Fifth Street, N.W.                           -----------------------
Mail Stop 0405                                      (202) 942-9528
Judiciary Plaza
Washington, D.C. 20549-0405
Attn:  Ms. Mellissa Duru


       RE:   INTREPID TECHNOLOGY & RESOURCES, INC.
             REQUEST FOR ACCELERATION OF REGISTRATION STATEMENT ON FORM SB-2 FILE NO. 333-123258


Dear Ms. Duru:

     Intrepid  Technology  &  Resources,  Inc.  (the  "Company") hereby requests
                                                       -------
acceleration of the effectiveness of its Registration Statement on Form SB-2 (File No. 333-123258), filed on March 11, 2005 and amended on April 15, 2005, to 5:00 p.m. on May 2, 2005, or as soon thereafter as is practicable.

     The  Company  acknowledges  the  following:

     (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3) The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
April 29, 2005
Page 2


     Please  direct  any  questions  or  comments  to Clayton E. Parker at (305)
539-3306 or Jacqueline G. Hodes at (305) 539-3387 of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company.

                                        Sincerely,


                                        /s/Dr. Dennis D. Keiser
                                        ----------------------------------------
                                        Dr. Dennis D. Keiser
                                        President and Chief Executive Officer